UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2016

Commission File Number:  001-36185

Dynagas LNG Partners LP
(Translation of registrant's name into English)

23, Rue Basse 98000 Monaco
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [ X ]       Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [  ].

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [  ].

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached as Exhibit 99.1 to this Report on Form 6-K is a copy of the press release of Dynagas LNG Partners LP dated November 14, 2016: Dynagas LNG Partners LP Reports Results for the Three and Nine Months Ended September 30, 2016.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 15, 2016

DYNAGAS LNG PARTNERS LP

By:	/s/ Tony Lauritzen
Name:	Tony Lauritzen
Title:	Chief Executive Officer

Exhibit 99.1

DYNAGAS LNG PARTNERS LP REPORTS RESULTS FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2016

MONACO – November 14, 2016 - Dynagas LNG Partners LP (NYSE: “DLNG”) (“Dynagas Partners” or the “Partnership”), an owner and operator of liquefied natural gas (“LNG”) carriers, today announced its results (unaudited) for the three and nine months ended September 30, 2016.

Three and Nine Months Ended September 30, 2016 Highlights:

•

Distributable Cash Flow (1) during the three and nine months ended September 30, 2016 of $23.0 million and $68.3 million, respectively;

•

Adjusted EBITDA (1) for the three and nine months ended September 30, 2016 of $35.4 million and $105.6 million, respectively;

•

Net income during the three and nine months ended September 30, 2016 of $17.3 million and $51.4 million, respectively;

•

Adjusted Net Income (1) for the three and nine months ended September 30, 2016 of $19.1 million and $56.8 million, respectively;

•

Earnings per common unit for the three and nine months ended September 30, 2016 of $0.44 and $1.30, respectively;

•

Adjusted Earnings per common unit (1) (2) for the three and nine months ended September 30, 2016 of $0.49 and $1.45, respectively;

•

New multi-year charter deal with Gazprom for the Clean Energy and amendments to the existing Gazprom time charters for the Yenisei River and the Lena River;

•

$84.1 million of reported cash and $114.1 million of available liquidity as of September 30, 2016;

•

Quarterly cash distribution of $0.4225 per common unit in respect of the third quarter and $0.5625 per preferred unit in respect of the most recent period.

(1) Distributable Cash Flow, Adjusted EBITDA, Adjusted Net Income and Adjusted Earnings per common unit are not recognized measures under U.S. GAAP. Please refer to the definitions and reconciliation of these measures to the most directly comparable financial measures calculated and presented in accordance with U.S. GAAP in Appendix B.

(2) Adjusted Earnings per common unit presentation eliminates the effect of the Series A Preferred Units interest on the Partnership’s net income for the periods presented.

Recent Developments:

Quarterly Common and Subordinated Unit Cash Distribution: On October 4, 2016, the Partnership’s Board of Directors announced a quarterly cash distribution of $0.4225 per common and subordinated unit in respect of the third quarter of 2016. This cash distribution was paid on October 18, 2016 to all unitholders of record as of October 11, 2016.

Series A Preferred Units Cash Distribution: On October 21, 2016, the Partnership’s Board of Directors also announced a cash distribution of $0.5625 per unit of its Series A Preferred Units (NYSE: DLNG PR A) for the period from August 12, 2016 to November 11, 2016, which was paid on November 12, 2016 to all unitholders of record as of November 5, 2016.

New long-term time charter contract for the Clean Energy: On October 31, 2016, the Partnership, through one of its wholly owned subsidiaries, entered into a new long-term charter agreement with an affiliate of the Gazprom Group (“Gazprom”) for the employment of its 2007 built 150,000 cbm steam turbine LNG carrier Clean Energy. The charter is expected to commence in July 2018 and will have a firm term of seven years and nine months. The Partnership expects to generate approximately $133.0 million of gross contracted revenues over the life of the contract.

Charter Amendments for the Lena River and the Yenisei River: In connection with the new long-term charter contract for the employment of the Clean Energy, on October 31, 2016, the Partnership reached an agreement with Gazprom to reduce the charter hire rate on the existing time-charter contracts with its wholly owned subsidiaries that own the 2013 built ice-class notated LNG carriers the Lena River and the Yenisei River. The charter hire reductions were effective from November 1, 2016 and over the remaining term of the respective charters.  Following these amendments, the Partnership expects to incur an aggregate $18.3 million reduction in gross contracted revenues over their remaining term.

Chief Executive Officer Commentary:

Tony Lauritzen, Chief Executive Officer of the Partnership, commented:

“We are pleased to report our earnings for the third quarter of 2016, which has been a record financial quarter for us.  Adjusted EBITDA increased by approximately 22% to $35.4 million compared to the corresponding quarter in 2015. Our Adjusted Earnings per common unit this past quarter was $0.49, an increase of about 20% compared to the corresponding quarter in 2015.  Our current fleet of six LNG carriers operated at 100% utilization, which also contributed to our strong quarterly results.

“Our income is derived from the employment of our vessels on fixed long-term charter contracts. The revenues we earn under those charter contracts are based on a fixed day rate basis and not linked to commodity price fluctuations. On October 18, 2016, we paid quarterly cash distribution of $0.4225 per common and subordinated unit with respect to the third quarter of 2016. Since our initial public offering on November 2013, we have paid total cash distributions amounting to $4.67 per common and subordinated unit. On November 12, 2016, we paid a cash distribution of $0.5625 per unit on our Series A Preferred Units for the period from August 12, 2016 to November 11, 2016 to all holders of the Series A Preferred Units as of November 5, 2016.

“Consistent with our prior disclosure, we are focused on obtaining additional vessel contract coverage. We, through one of our wholly-owned subsidiaries, entered into a new long term charter agreement with Gazprom for the Clean Energy with a firm term of seven years and nine months. We also agreed with Gazprom to amend the existing time charters for the Yenisei River and the Lena River.  While the Yenisei River and the Lena River charter amendments resulted in the reduction of contracted revenues by approximately $18 million, the overall effect of the new long-term employment of these three vessels is expected to result in additional contract coverage and an increase in our combined contract backlog by approximately $115 million to approximately $1.61 billion as of the date of this release.

“With our fleet fully contracted through 2016 and 89% contracted through 2017, and with an estimated fleet wide average remaining contract duration of 11.0 years, we intend to continue to focus on obtaining additional contract coverage, in 2017 in particular, and managing our operating expenses.

“I look forward to working with our team towards meeting our goals, which we believe will continue to benefit our unitholders.”

Financial Results Overview:

	Three Months Ended		Nine Months Ended
(U.S. dollars in thousands, except per unit data)	September 30, 2016 (unaudited)	September 30, 2015 (unaudited)	September 30, 2016 (unaudited)	September 30, 2015 (unaudited)
Voyage Revenues	$43,087	$37,015	$128,466	$108,186
Net Income	$17,278	$16,043	$51,379	$45,224
Adjusted Net Income (1)	$19,091	$16,029	$56,777	$45,847
Operating Income	$26,049	$23,010	$77,776	$66,024
Adjusted EBITDA(1)	$35,436	$29,054	$105,638	$84,689
Earnings per common unit	$0.44	$0.41	$1.30	$1.23
Adjusted Earnings per common unit (1)	$0.49	$0.41	$1.45	$1.25
Distributable Cash Flow(1)	$22,999	$18,921	$68,320	$54,330

(1) Adjusted Net Income, Adjusted EBITDA, Adjusted Earnings per common unit and Distributable Cash Flow are not recognized measures under U.S. GAAP. Please refer to the definitions and reconciliation of these measures to the most directly comparable financial measures calculated and presented in accordance with U.S. GAAP in Appendix B.

Three Months Ended September 30, 2016 and 2015 Financial Results

Net Income for the three months ended September 30, 2016 was $17.3 million, compared to Net Income of $16.0 million in the corresponding period of 2015, which represents a 7.7% increase. Adjusted Net Income for the three months ended September 30, 2016 was $19.1 million, compared to Adjusted Net Income of $16.0 million in the corresponding period of 2015, which represents a 19.1% increase. The increase in both Net Income and Adjusted Net Income was mainly attributable to the contribution of net revenues relating to the Lena River to operating results. The Lena River was acquired from Dynagas Holding Ltd., the Partnership’s Sponsor, late in December 2015.

Adjusted EBITDA for the three months ended September 30, 2016 increased by 22.0% across the quarters (third quarter 2016 Adjusted EBITDA of $35.4 million, compared to third quarter 2015 Adjusted EBITDA of $29.1 million), which was due to the factors discussed above.

The Partnership's Distributable Cash Flow for the three-month period ended September 30, 2016 was $23.0 million, compared to $18.9 million in the corresponding period of 2015, which represents an increase of $4.1 million, or 21.6%.

For the three-month period ended September 30, 2016, the Partnership reported Earnings per common unit and Adjusted Earnings per common basic and diluted unit of $0.44 and $0.49, respectively, after taking into account the Series A Preferred Units interest on the Partnership’s net profit. Earnings per common unit and Adjusted Earnings per common are calculated on the basis of a weighted number of 20,505,000 basic and diluted common units outstanding during the period, after reflecting the impact of the non-cash items presented in Appendix B.

Please refer to the definitions and reconciliation of these measures to the most directly comparable financial measures calculated and presented in accordance with U.S. GAAP in Appendix B.

Voyage revenues increased to $43.1 million for the three-month period ended September 30, 2016, from $37.0 million for the same period of 2015, due to the increase in Revenue earning days from 460 days during the third quarter of 2015 to 552 days during the third quarter of 2016, which is a result of the growth of the Partnership’s fleet discussed above.

Vessel operating expenses increased by $1.1 million to $6.7 million in the three-month period ended September 30, 2016, from $5.6 million for the same period of 2015. This increase is exclusively attributable to the ownership of the Lena River.

The Partnership reported average daily hire gross of commissions on a cash basis (1) of approximately $81,300 per day per vessel in the three months ended September 30, 2016, compared to approximately $80,400 per day per vessel in the same period of 2015. During the three-month period ended September 30, 2016, the Partnership’s vessels operated at 100% utilization.

(1) Average daily hire gross of commissions on a cash basis represents voyage revenue on a cash basis, without taking into consideration the non-cash time charter amortization expense, divided by the Available Days in the Partnership’s fleet as described in Appendix B.

Amounts relating to variations in period–on–period comparisons shown in this section are derived from the condensed financials presented below.

Liquidity/ Financing/ Cash Flow Coverage

As of September 30, 2016, the Partnership reported cash of $84.1 million (including the aggregate $25.0 million minimum cash liquidity requirements imposed by the Partnership’s lenders). Total indebtedness outstanding as of September 30, 2016 was $730.6 million, $32.5 million of which is repayable within one year.

The Partnership’s liquidity profile is further enhanced by the $30.0 million of borrowing capacity under the Partnership’s revolving credit facility with its Sponsor, which is available to the Partnership at any time until November 2018 and remains available in its entirety as of the date of this release.

As of September 30, 2016, the Partnership reported working capital surplus of $6.6 million.

During the three months ended September 30, 2016, the Partnership generated net cash from operating activities of $27.0 million, compared to $27.6 million in the same period of 2015. This slight decrease was mainly attributable to the decrease in income pre-collections and other negative working capital variations between the two periods that overlapped the excess operating cash flows that the Lena River contributed to the Partnership for the quarter ended September 30, 2016.

Vessel Employment

As of November 14, 2016, the Partnership had contracted employment (2) for 100% of its estimated total fleet Available Days through the end of 2016, 89% of its fleet estimated Available Days for 2017 and 75% of its fleet estimated Available Days for 2018.

As of the same date, the Partnership concluded long-term fixtures for four of its vessels, which raise the Partnership’s contracted revenue backlog estimate (3) to approximately $1.61 billion, with an average remaining contract term of 11.0 years.

(2) Time charter coverage for the Partnership’s fleet is calculated by dividing the fleet contracted days on the basis of the earliest estimated redelivery dates prescribed in the Partnership’s current time charter contracts net of scheduled class survey repairs by the number of expected Available days during that period.

(3) The Partnership calculates its contracted revenue backlog by multiplying the contractual daily hire rate by the minimum expected number of days committed under the contracts (excluding options to extend), assuming full utilization. The actual amount of revenues earned and the actual periods during which revenues are earned may differ from the amounts and periods shown in the table below due to, for example, shipyard and maintenance projects, downtime and other factors that result in lower revenues than the Partnership’s average contract backlog per day. Certain  time charter contracts that the Partnership recently entered into with Yamal Trade Pte. are subject to the satisfaction of important conditions, which, if not satisfied, or waived by the charterer, may result in their cancellation or amendment before or after the charter term commences and in such case the Partnership may not receive the contracted revenues thereunder.

Conference Call and Webcast: November 15, 2016

As announced, the Partnership’s management team will host a conference call on Tuesday,  November 15, 2016 at 10:00 a.m. Eastern Time to discuss the Partnership’s financial results.

Conference Call details:

Participants should dial into the call 10 minutes before the scheduled time using the following numbers: 1 (866) 819-7111 (from the US), 0(800) 953-0329 (from the UK) or (+44) (0) 1452 542 301 (Standard International Dial In). Please quote "Dynagas."

A telephonic replay of the conference call will be available until Tuesday, November 22, 2016. The United States replay number is 1 (866) 247-4222; from the UK 0(800) 953-1533; the standard international replay number is (+44) (0) 1452 550 000 and the access code required for the replay is: 59711562#.

Audio Webcast - Slides Presentation:

There will be a live and then archived audio webcast of the conference call, via the internet through the Dynagas LNG Partners website www.dynagaspartners.com. Participants to the live webcast should register on the website approximately 10 minutes prior to the start of the webcast.

The slide presentation on the third quarter ended September 30, 2016 financial results will be available in PDF format 10 minutes prior to the conference call and webcast, accessible on the company's website www.dynagaspartners.com on the webcast page. Participants to the webcast can download the PDF presentation.

About Dynagas LNG Partners LP

Dynagas LNG Partners LP (NYSE: DLNG) is a growth-oriented partnership formed by Dynagas

Holding Ltd., its sponsor, to own and operate liquefied natural gas (“LNG”) carriers employed on multi-year charters. The Partnership’s current fleet consists of six LNG carriers, with an aggregate carrying capacity of approximately 913,980 cubic meters.

Visit the Partnership’s website at www.dynagaspartners.com

Contact Information:

Dynagas LNG Partners LP
23, Rue Basse, 98000 Monaco
Attention: Michael Gregos
Tel. +377 99996445
Email: management@dynagaspartners.com

Investor Relations / Financial Media:
Nicolas Bornozis
President Capital Link, Inc.
230 Park Avenue, Suite 1536
New York, NY 10169
Tel. (212) 661-7566
E-mail: dynagas@capitallink.com

Forward-Looking Statement

Matters discussed in this press release may constitute forward-looking statements. The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts.

The Partnership desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation. The words “believe,” “anticipate,” “intends,” “estimate,” “forecast,” “project,” “plan,” “potential,” “may,” “should,” “expect,” “expected,” “pending,” “will” and similar expressions identify forward-looking statements.

The forward-looking statements in this press release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, examination by the Partnership’s management of historical operating trends, data contained in its records and other data available from third parties. Although the Partnership believes that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond the Partnership’s control, the Partnership cannot assure you that it will achieve or accomplish these expectations, beliefs or projections.

In addition to these important factors, other important factors that, in the Partnership’s view, could cause actual results to differ materially from those discussed in the forward-looking statements include the strength of world economies and currencies, general market conditions, including fluctuations in charter  rates  and  vessel  values,  changes  in  demand  for  Liquefied  Natural  Gas  (LNG)  shipping capacity, changes in the Partnership’s operating expenses, including bunker prices, drydocking and insurance costs, the market for the Partnership’s vessels, availability of financing and refinancing, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, general domestic and international political conditions, potential disruption of shipping routes due to accidents or political events, vessel breakdowns and instances of off-hires and other factors. Please see the Partnership’s filings with the Securities and Exchange Commission  for  a  more  complete  discussion  of  these  and  other  risks  and  uncertainties.  The information set forth herein speaks only as of the date hereof, and the Partnership disclaims any intention or obligation to update any forward-looking statements as a result of developments occurring after the date of this communication.

APPENDIX A

DYNAGAS LNG PARTNERS LP

Unaudited Interim Condensed Consolidated Statements of Income

(In thousands of U.S. dollars except units and per unit data)	Three Months Ended September 30,		Nine Months Ended September 30,
	2016	2015	2016	2015
REVENUES
Voyage revenues	$43,087	$37,015	$128,466	$108,186
EXPENSES
Voyage expenses (including related party)	(757)	(655)	(2,221)	(1,996)
Vessel operating expenses	(6,725)	(5,606)	(19,745)	(17,080)
General and administrative expenses (including related party)	(406)	(423)	(1,480)	(1,362)
Management fees -related party	(1,508)	(1,220)	(4,491)	(3,620)
Depreciation	(7,642)	(6,101)	(22,753)	(18,104)
Operating income	26,049	23,010	77,776	66,024
Interest and finance costs, net	(8,703)	(6,924)	(26,108)	(20,738)
Other, net	(68)	(43)	(289)	(62)

Net Income	$17,278	$16,043	$51,379	$45,224
Earnings per unit, basic and diluted

Common unit (basic and diluted)	$0.44	$0.41	$1.30	$1.23
Weighted average number of units outstanding, basic and diluted:
Common units	20,505,000	20,505,000	20,505,000	20,505,000

DYNAGAS LNG PARTNERS LP

Consolidated Condensed Balance Sheets (unaudited)

(Expressed in thousands of U.S. Dollars—except for unit data)

	September 30, 2016	December 31, 2015
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$59,088	$24,293
Due from related party	892	460
Other current assets	1,989	1,061
Total current assets	61,969	25,814

FIXED ASSETS, NET:
Vessels, net	1,015,259	1,036,157
Total fixed assets, net	1,015,259	1,036,157
OTHER NON CURRENT ASSETS:
Restricted cash	25,000	25,000
Due from related party	1,350	1,350
Above market acquired time charters	14,341	19,782
Total assets	$1,117,919	$1,108,103

LIABILITIES AND PARTNERS’ EQUITY
CURRENT LIABILITIES:
Current portion of long-term debt, net of deferred financing costs	$31,671	$27,467
Trade payables	4,676	4,935
Due to related party	248	230
Accrued liabilities	3,677	3,595
Unearned revenue	15,126	15,126
Total current liabilities	55,398	51,353
Deferred revenue	1,051	1,094
Due to related party, non-current	—	35,000
Long-term debt, net of current portion and deferred financing costs	692,395	652,818
Total non-current liabilities	693,446	688,912

PARTNERS’ EQUITY
General partner (35,526 units issued and outstanding as at September 30, 2016 and December 31, 2015)	97	95
Common unitholders (20,505,000 units issued and outstanding as at September 30, 2016 and December 31, 2015)	303,668	302,954
Series A Preferred unitholders: (3,000,000 units issued and outstanding as at September 30, 2016 and December 31, 2015)	73,216	73,216
Subordinated unitholders (14,985,000 units issued and outstanding as at September 30, 2016 and December 31, 2015)	(7,906)	(8,427)
Total partners’ equity	369,075	367,838

Total liabilities and partners’ equity	$1,117,919	$1,108,103

DYNAGAS LNG PARTNERS LP

Unaudited Interim Consolidated Statements of Cash Flows

(Expressed in thousands of U.S. Dollars)

	Nine Months Ended September 30,
	2016	2015
Cash flows from Operating Activities:
Net income:	$51,379	$45,224
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation	22,753	18,104
Amortization of deferred financing fees	1,489	1,153
Amortization of fair value of acquired time charter	5,441	—
Deferred revenue	(43)	623
Changes in operating assets and liabilities:
Trade receivables	(39)	(147)
Prepayments and other assets	(379)	(232)
Inventories	(510)	68
Due from/ to related parties	(414)	733
Trade payables	513	202
Accrued liabilities	82	(251)
Unearned revenue	—	2,772

Net cash from Operating Activities	80,272	68,249

Cash flows from Investing Activities
Vessel Acquisitions and other additions to vessels’ cost	(37,472)	—
Net cash used in Investing Activities	(37,472)	—

Cash flows from Financing Activities:
Issuance of preferred units, net of issuance costs	—	72,587
Payment of preferred units issuance costs and other filing costs	(119)	(65)
Distributions declared and paid	(50,142)	(45,081)
Repayment of long-term debt	(24,375)	(15,000)
Proceeds from long-term debt	66,667	—
Payment of deferred finance fees	(36)	(11)
Net cash from/ (used in) Financing Activities	(8,005)	12,430

Net increase in cash and cash equivalents	34,795	80,679
Cash and cash equivalents at beginning of the period	24,293	11,949
Cash and cash equivalents at end of the period	$59,088	$92,628

APPENDIX B

Fleet statistics

	Three Months Ended September 30,		Nine Months Ended September 30,
(expressed in United states dollars except for operational data)	2016	2015	2016	2015
Number of vessels at the end of period	6	5	6	5
Average number of vessels in the period (1)	6	5	6	5
Calendar Days (2)	552.0	460.0	1,644.0	1,365.0
Available Days (3)	552.0	460.0	1,644.0	1,365.0
Revenue earning days (5)	552.0	460.0	1,644.0	1,352.4
Time Charter Equivalent (4)	$76,685	$79,043	$76,791	$77,795
Fleet Utilization (5)	100%	100%	100%	99%
Vessel daily operating expenses (6)	$12,183	$12,187	$12,010	$12,513

(1)  Represents the number of vessels that constituted the Partnership’s fleet for the relevant period, as measured by the sum of the number of days each vessel was a part of its fleet during the period divided by the number of Calendar Days in the period.

(2)   Calendar Days are the total days the Partnership possessed the vessels in its fleet for the relevant period.

(3)  Available Days are the total number of Calendar Days the Partnership’s vessels were in its possession during a period, less the total number of scheduled off-hire days during the period associated with major repairs, or dry-dockings.

(4)  Time charter equivalent rate, or TCE rate, is a measure of the average daily revenue performance of a vessel. For time charters, this is calculated by dividing total voyage revenues, less any voyage expenses, by the number of Available Days during that period. Under a time charter, the charterer pays substantially all vessel voyage related expenses. However, the Partnership may incur voyage related expenses when positioning or repositioning vessels before or after the period of a time charter, during periods of commercial waiting time or while off-hire during dry-docking or due to other unforeseen circumstances. The TCE rate is not a measure of financial performance under U.S. GAAP (non-GAAP measure), and should not be considered as an alternative to voyage revenues, the most directly comparable GAAP measure, or any other measure of financial performance presented in accordance with U.S. GAAP. However, TCE rate is a standard shipping industry performance measure used primarily to compare period-to-period changes in a company’s performance and assists the Partnership’s management in making decisions regarding the deployment and use of the Partnership’s vessels and in evaluating their financial performance. The Partnership’s calculation of TCE rates may not be comparable to that reported by other companies. The following table reflects the calculation of the Partnership’s TCE rates for the three and nine months ended September 30, 2016 and 2015 (amounts in thousands of U.S. dollars, except for TCE rates, which are expressed in U.S. dollars, and Available Days):

	Three Months Ended September 30,		Nine Months Ended September 30,
	2016	2015	2016	2015
(In thousands of U.S. dollars, except for Available Days and TCE rate)
Voyage revenues	$43,087	$37,015	$128,466	$108,186
Voyage Expenses (7)	(757)	(655)	(2,221)	(1,996)
Time Charter equivalent revenues	$42,330	$36,360	$126,245	$106,190
Available Days (3)	552.0	460.0	1,644.0	1,365.0
Time charter equivalent (TCE) rate	$76,685	$79,043	$76,791	$77,795

(5)  The Partnership calculates fleet utilization by dividing the number of its revenue earning days, which are the total number of Available Days of the Partnership’s vessels net of unscheduled off-hire days, during a period, by the number of Available Days during that period. The shipping industry uses fleet utilization to measure a company’s efficiency in finding employment for its vessels and minimizing the amount of days that its vessels are off-hire for reasons such as unscheduled repairs but excluding scheduled off-hires for vessel upgrades, dry-dockings or special or intermediate surveys.

(6)  Daily vessel operating expenses, which include crew costs, provisions, deck and engine stores, lubricating oil, insurance, spares and repairs and flag taxes, are calculated by dividing vessel operating expenses by fleet Calendar Days for the relevant time period.

(7)  Voyage expenses include commissions of 1.25% paid to Dynagas Ltd., the Partnership’s Manager, and third party ship brokers, when defined in the charter parties, bunkers, port expenses and other minor voyage expenses.

Reconciliation of U.S. GAAP Financial Information to Non-GAAP Financial Information

Reconciliation of Net Income to Adjusted EBITDA

	Three Months Ended September 30,		Nine Months Ended September 30,
(In thousands of U.S. dollars)	2016	2015	2016	2015
Reconciliation to Net Income
Net Income	$17,278	$16,043	$51,379	$45,224
Net interest and finance costs (1)	8,703	6,924	26,108	20,738
Depreciation	7,642	6,101	22,753	18,104
Amortization of fair value of acquired time charter	1,827	—	5,441	—
Charter hire amortization	(14)	(14)	(43)	623
Adjusted EBITDA	$35,436	$29,054	$105,638	$84,689

(1)Includes interest and finance costs and interest income, if any

The Partnership defines Adjusted EBITDA as earnings before interest and finance costs, net of interest income (if any), gains/losses on derivative financial instruments (if any), taxes (when incurred), depreciation and amortization (when incurred) and significant non-recurring items (if any). Adjusted EBITDA is used as a supplemental financial measure by management and external users of financial statements, such as investors, to assess the Partnership’s operating performance.

The Partnership believes that Adjusted EBITDA assists its management and investors by providing useful information that increases the comparability of the Partnership’s performance operating from period to period and against the operating performance of other companies in its industry that provide Adjusted EBITDA information. This increased comparability is achieved by excluding the potentially disparate effects between periods or companies of interest, other financial items, depreciation and amortization and taxes, which items are affected by various and possibly changing financing methods, capital structure and historical cost basis and which items may significantly affect net income between periods. The Partnership believes that including Adjusted EBITDA as a measure of operating performance benefits investors in (a) selecting between investing in the Partnership and other investment alternatives and (b) monitoring the Partnership’s ongoing financial and operational strength in assessing whether to continue to hold common units.

Adjusted EBITDA is not a measure of financial performance under U.S. GAAP, does not represent and should not be considered as an alternative to net income, operating income, cash flow from operating activities or any other measure of financial performance presented in accordance with U.S. GAAP. Adjusted EBITDA excludes some, but not all, items that affect net income and these measures may vary among other companies. Therefore, Adjusted EBITDA as presented below may not be comparable to similarly titled measures of other companies.

Reconciliation of Net Income to Adjusted Net Income available to common unitholders and Adjusted Earnings per common unit

	Three Months Ended September 30,		Nine Months Ended September 30,
(In thousands of U.S. dollars except for units and per unit data)	2016	2015	2016	2015
Net Income	$17,278	$16,043	$51,379	$45,224
Charter hire amortization	(14)	(14)	(43)	623
Amortization of fair value of acquired time charter	1,827	—	5,441	—
Adjusted Net Income	$19,091	$16,029	$56,777	$45,847
Less: Adjusted Net Income attributable to subordinated, preferred unitholders and general partner	(9,056)	(7,555)	(26,958)	(20,183)
Common unitholders’ interest in Adjusted Net Income	$10,035	$8,474	$29,819	$25,664
Weighted average number of common units outstanding, basic and diluted:	20,505,000	20,505,000	20,505,000	20,505,000
Adjusted Earnings per common unit, basic and diluted	$0.49	$0.41	$1.45	$1.25

Adjusted Net Income represents net income before non-recurring expenses (if any), charter hire amortization related to time charters with escalating time charter rates and amortization of fair value of acquired time charters, all of which are significant non-cash items. Adjusted Net Income available to common unitholders represents the common unitholders interest in Adjusted Net Income for each period presented. Adjusted Earnings per common unit represents Adjusted Net Income attributable to common unitholders divided by the weighted average common units outstanding during each period presented.

Adjusted Net Income, Adjusted Net Income per common unit and Adjusted Earnings per common unit, basic and diluted, are not recognized measures under U.S. GAAP and should not be regarded as substitutes for net income and earnings per unit, basic and diluted. The Partnership’s definition of Adjusted Net Income, Adjusted Net Income per common unit and Adjusted Earnings per common unit, basic and diluted, may not be the same at that reported by other companies in the shipping industry or other industries. The Partnership believes that the presentation of Adjusted Net Income and Adjusted Earnings per unit available to common unitholders are useful to investors because they facilitate the comparability and the evaluation of companies in the Partnership’s industry. In addition, the Partnership believes that Adjusted Net Income is useful in evaluating its operating performance compared to that of other companies in the Partnership’s industry because the calculation of Adjusted Net Income generally eliminates the accounting effects of items which may vary for different companies for reasons unrelated to overall operating performance. The Partnership’s presentation of Adjusted Net Income available to common unitholders and Adjusted Earnings per common unit should not be construed as an inference that its future results will be unaffected by unusual or non-recurring items.

Distributable Cash Flow Reconciliation

	Three Months Ended September 30,		Nine Months Ended September 30,
(In thousands of U.S. dollars)	2016	2015	2016	2015
Net Income	$17,278	$16,043	$51,379	$45,224
Depreciation	7,642	6,101	22,753	18,104
Amortization of deferred finance fees	499	383	1,489	1,153
Net interest and finance costs, excluding amortization(1)	8,204	6,541	24,619	19,585
Amortization of fair value of acquired time charters	1,827	—	5,441	—
Charter hire amortization	(14)	(14)	(43)	623
Adjusted EBITDA	$35,436	$29,054,529	$105,638	$84,689
Net interest and finance costs, excluding amortization(1)	(8,204)	(6,541)	(24,619)	(19,585)
Maintenance capital expenditure reserves	(1,038)	(861)	(3,115)	(2,582)
Replacement capital expenditure reserves	(3,195)	(2,731)	(9,584)	(8,192)
Distributable Cash Flow	$22,999	$18,921	$68,320	$54,330

(1) Includes interest and finance costs and interest income, if any.

Distributable Cash Flow with respect to any period presented means Adjusted EBITDA after considering period interest and finance costs and estimated maintenance and replacement capital expenditures. Estimated maintenance and replacement capital expenditures, including estimated expenditures for drydocking, represent capital expenditures required to maintain over the long-term the operating capacity of, or the revenue generated by the Partnership’s capital assets. Distributable Cash Flow is a quantitative standard used by investors in publicly-traded partnerships to assist in evaluating a partnership’s ability to make quarterly cash distributions. The Partnership’s calculation of the Distributable Cash Flow may not be comparable to that reported by other companies. Distributable Cash Flow is a non-GAAP financial measure and should not be considered as an alternative to net income or any other indicator of the Partnership’s performance calculated in accordance with GAAP.